Exhibit 99.1

ASX Market Announcement

GeneType and Stayhealthy Announce Landmark Distribution Agreement for Revolutionary Multi-Risk Test

Melbourne, Australia, June 5, 2024: Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE, “Company”, “GTG”), a global leader in genomics-based tests in health, wellness and serious disease, and Stayhealthy, Inc., a leader in health and wellness technology, are excited to announce a major distribution agreement. This partnership will bring GTG’s innovative Multi-Risk Test to a broader audience in the online pharmacy channel across North America, empowering individuals to take control of their health.

Stayhealthy is at the forefront of integrating technology with health solutions. The company’s mission is to empower, inspire, and give hope to individuals, families, and communities through enhanced technology and a global wellness network. Their FDA-cleared technologies have enabled users to measure, track, and improve their health significantly.

In 2023, Stayhealthy launched an online discount pharmacy with 1.5 million users and a Level 5 cafeteria workers insurance plan1,2 covering over 100,000 employees. With a database of over 200 million U.S. email addresses, Stayhealthy is well-positioned to promote this new offering.

John Collins, previously successful in the music industry and public relations, was inspired to transform healthcare after a personal experience. His extensive industry connections have been instrumental in Stayhealthy’s growth.

GeneType will now distribute the Multi-Risk Test via StayHealthyRx, enhancing the reach of its portfolio of personalized health risk assessments across North America. This collaboration will provide users with comprehensive insights into their health risks and actionable steps to mitigate them.

“Partnering with GeneType allows us to reach more people with Gene Types Multi-Risk Test, offering a powerful tool for health management,” said John Collins, CEO of Stayhealthy. “Genetype’s expertise in non-invasive genetic testing complements our technology perfectly.”

Genetic Technologies CEO, Simon Morriss “We are excited to partner with Stayhealthy and bring the innovative Multi-Risk Test to their customers, this test will help individuals make informed health decisions and improve their quality of life.”

For more information, please visit Stayhealthy and GeneType.

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Authorised for release by the Board of Directors.

1 https://www.business.com/articles/benefits-of-section-125-plan/#what-is-a-section-125-plan

2 https://www.openpr.com/news/3487694/level-five-health-partners-with-stayhealthy-to-empower-users

Enquiries

Simon Morriss

Chief Executive Officer

E: investors@genetype.com

About Genetic Technologies Limited

Genetic Technologies Limited (ASX: GTG; Nasdaq: GENE) is a diversified molecular diagnostics company. A global leader in genomics-based tests in health, wellness and serious disease through its geneType and EasyDNA brands. GTG offers cancer predictive testing and assessment tools to help physicians to improve health outcomes for people around the world. The company has a proprietary risk stratification platform that has been developed over the past decade and integrates clinical and genetic risk to deliver actionable outcomes to physicians and individuals. Leading the world in risk prediction in oncology, cardiovascular and metabolic diseases, Genetic Technologies continues to develop risk assessment products. For more information, please visit www.genetype.com

Forward Looking Statements

This announcement may contain forward-looking statements about the Company’s expectations, beliefs or intentions regarding, among other things, statements regarding the expected use of proceeds. In addition, from time to time, the Company or its representatives have made or may make forward-looking statements, orally or in writing. Forward-looking statements can be identified by the use of forward-looking words such as “believe,” “expect,” “intend,” “plan,” “may,” “should” or “anticipate” or their negatives or other variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical or current matters. These forward-looking statements may be included in, but are not limited to, various filings made by the Company with the U.S. Securities and Exchange Commission, press releases or oral statements made by or with the approval of one of the Company’s authorized executive officers. Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. As forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause the Company’s actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause the Company’s actual activities or results to differ materially from the activities and results anticipated in such forward-looking statements as detailed in the Company’s filings with the Securities and Exchange Commission and in its periodic filings with the ASX in Australia and the risks and risk factors included therein. In addition, the Company operates in an industry sector where securities values are highly volatile and may be influenced by economic and other factors beyond its control. The Company does not undertake any obligation to publicly update these forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.